HOUSERAISING, INC.
4801 East Independence Boulevard, Suite 201
Charlotte, North Carolina 28212 (704) 532-2121

July 27, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549-7010

ATTN:	Rufus Decker Accounting Branch Chief Division of Corporation Finance

Re:	HouseRaising, Inc. Form 10-KSB for the fiscal year ended December 31, 2006 Form 10-QSB for the period ended March 31, 2007 File No. 0-50701

Ladies and Gentlemen:

Thank you for your comment letter dated June 28, 2007 (the “Comment Letter”), with respect to the above-captioned Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 (the “Form 10-KSB”) and Form 10-QSB for the period ended March 31, 2007 (the “Form 10-QSB”). We are prepared to file our amended Form 10-KSB and 10-QSB of HouseRaising, Inc., a North Carolina corporation (the “Company”), which incorporate our responses to your comments, but we first wanted to run each of our responses and amended disclosures by the Commission for review. Numbered paragraphs set forth below refer to the corresponding numbers contained in the Comment Letter.

For your information, we have filed a clean copy of this letter on the EDGAR system in the Company’s correspondence file, and, after receiving any additional comments from the Commission and incorporating them we would propose to file a clean copy of our amended Form 10-KSB and 10-QSB on the EDGAR system. We would also send clean and marked copies to the staff of the Commission by overnight courier.

For your information, we have redacted portions of this letter to preserve the confidentiality of certain information about our Company. We hereby request confidential treatment of the redacted information pursuant to Rule 200.83.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.

Securities and Exchange Commission
July 27, 2007

Response 1: Where requested, the Company has provided its planned disclosure or other revisions in the response to this letter. We would request your final comments at your earliest convenience to proceed with issuing the amended Form 10-KSB/A and 10-QSB/A for the noted time periods and will also make sure that these disclosures and other revisions are reported in our upcoming 10-QSB filing for the period ending June 30, 2007.

Financial Statements: Consolidated Statement of Operations, page 14

2.  Please classify insurance proceeds received during 2006 within net income rather than other comprehensive income. Refer to SFAS 130.

Response 2: This will be done. See anticipated revision below:

HouseRaising, Inc. and Subsidiaries
Consolidated Statement of Operations
For the years ended December 31, 2006 and 2005

	2006	2005
SALES AND COST OF SALES
Sales	$1,249,221	$584,466
Cost of Sales	978,701	497,685
Gross Profit	270,520	86,781

OTHER REVENUES
Insurance Proceeds Realized	500,000	-
Other Income	23,578	188
Total Other Revenues	523,578	188

EXPENSES
Selling, general and administrative	1,318,767	1,133,371
Consulting, professional fees, and salaries--stock based
compensation	2,172,654	2,944,726
Bad Debt Expense	22,918	-
Interest	224,212	96,180
Depreciation	54,905	33,686
TOTAL EXPENSES	3,793,456	4,207,963

Net Loss from Operations	(2,999,358)	(4,120,994)

Net Loss	$(2,999,358)	$(4,120,994)

Net (loss) per share--basic and fully diluted	(0.06)	(0.10)

Weighted average shares outstanding	48,183,225	40,467,025

Consolidated Statement of Cash Flows, page 15

3.  We note that you have reflected the value of common and preferred stock issued for additions to capitalized software, the changes in capitalized software and the conversion of notes payable within your statement of cash flows. These appear to be noncash transactions that do not represent cash receipts or cash payments and accordingly should be disclosed outside of the statement of cash flows. See paragraph 32 of SFAS 95 and advise or revise accordingly.

Securities and Exchange Commission
July 27, 2007

Response 3: This will be done. See anticipated revision below:

HouseRaising, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,999,358)	$(4,120,994)
Adjustments to reconcile net loss to net cash provided by (used in)
operating activities:
Value of Stock issued for services deducted as expenses (non cash item)	2,172,654	2,944,726
Depreciation	57,007	33,686
(Increase)/Decrease in Capitalized Software	(1,313,257)	(545,210)
(Increase)/Decrease in Accounts Receivable	(477,082)	3,023
(Increase)/Decrease in Excess Costs Over Billings on Uncompleted
Contracts	(34,138)	(126,729)
(Increase)/Decrease in Other Assets	(45,740)	-
Increase/(Decrease) in Interest Payable	16,526	-
Increase/(Decrease) in Accounts Payable	8,301	323,116
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(2,615,087)	(1,488,382)

CASH FLOWS FROM INVESTMENT ACTIVITIES:
Investment in subsidiary operations	-	(148,335)
Purchase of property and equipment	(71,161)	(45,717)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	(71,161)	(194,052)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	-	475,000
Net Adjustments to Paid in Capital and Retained Earnings	3,477	-
Principal Reductions on Notes Payable	(191,019)	-
Increase/(Decrease) in borrowings on Line of Credit	2,749,109	1,475,050
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	2,561,567	1,950,050

NET INCREASE IN CASH AND
CASH EQUIVALENTS	(124,681)	267,616

CASH AND CASH EQUIVALENTS:
Beginning of Period	292,383	24,767

End of Period	$167,702	$292,383

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
CASH PAID DURING THE YEAR FOR:
Interest	$224,212	$96,180

NON-CASH OPERATING ACTIVITIES:
Value of Common Stock and Warrants issued in exchange for services	$2,172,653	$2,944,726
Value of Common Stock issued for additions to Capitalized Software	$315,000	1,603,248
Value of Preferred Stock issued for additions to Capitalized Software	$1,375,000	-

NON-CASH FINANCING ACTIVITIES:
Value of Common Stock issued for debt converted to stock	$325,946	-

Securities and Exchange Commission
July 27, 2007

4.  It does not appear that the value of common stock and warrants issued in exchange for services per your statement of cash flows agrees to your statement of stockholders’ equity. Please advise or revise accordingly.

Response 4: As per your question under item #3 above, the Company will remove these non-cash transactions from the Consolidated Statements of Cash Flow. The following reconciliation is provided for your information:

ITEMS FROM CONSOLIDATED STATEMENTS OF CASH FLOW:

Value of Common Stock and Warrants issued in exchange for services	$2,172,653
Value of Common Stock issued debt converted to stock	325,946
Value of Common Stock issued for additions to Capitalized Software	315,000
Value of Preferred Stock issued for additions to Capitalized Software	1,375,000

4,188,599

ITEMS FROM CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY:

Issuance of Series A shares for services—Series A Common Stock	6,183
Issuance of Series A shares for services—Additional Paid-in-Capital	2,151,602
Issuance of Class B Preferred Stock—Class B Preferred Stock	800
Issuance of Class B Preferred Stock—Additional Paid-in-Capital	1,999,200
Warrants issued for services	30,814

4,188,599

Note A - Summary of Significant Accounting Policies, page 17 Revenue Recognition, page 18

5.  Please provide more comprehensive discussion of your revenue recognition and the underlying accounting literature that supports your accounting. We have the following specific comments in this regard:

•	You indicate that your revenue is derived from “providing general management of construction for new homes and renovation projects which reflect the home’s contract price”.

•	Are you the general contractor or do you simply help the general contractor or homebuilder manage his homebuilding operations?

Securities and Exchange Commission
July 27, 2007

Response 5a: The Company serves as the general contractor and is ultimately the primary obligor for the design/build of a custom home for the homebuyer as per our design/build sales contract. The Company is a licensed home builder in all territories in which it operates. We have a management system and process that we use internally that ensures the success (in quality and cost) of the construction of our customer’s desired custom home. To effectuate this outcome, the Company does engage various third-party vendors for assistance in completing portions of the design/build process. Typically there are up to 56 other parties that are involved in the building of a custom home. However, the Company remains the primary obligor for the entire process of building the home and full-filling its contractual obligations.

•	What do you mean by “…which reflect the home’s contract price”?

Response 5b: The Company enters into a fixed price contract with the homebuyer for the building of his or her custom home. For a typical design/build project the Company will earn 10% of the total cost of the home for management services (to include sales, architectural drawings, budgeting, design and engineering services, financing. project and vendor coordination, etc.). Company personnel provide sales services, architectural drawings, budgeting, design and engineering services, financing, project and vendor coordination services in lieu of outside contractors. At the time the homebuyer approves architectural drawings and final specifications for the design/build project, the sales contract becomes final and a 6% non-refundable payment is paid to the Company. This 6% payment is utilized by the Company to pay for the sales, architectural drawings, budgeting, design and engineering services that the Company has already provided to the homebuyer. These sales and service items are included in the total contract price that is paid by the homebuyer, thus, the Company records the balance of 94% of the contract price upon completion of the construction of the project/closing.

•	You indicate that revenue is derived from “design and build management services (sales and service fee) to homebuilders and homebuyers on a percentage of such home’s contract price.”

•	What do you mean by “(sales and service fee)? Again, are you the general contractor or do you simply provide design services?

Response 5c: See Response 5a and 5b above. Sales and service fees include sales commissions, architectural drawings, budgeting, design and engineering fees, financing and vendor coordination and a series of project coordinating expenses charged to each design/build project by Company personnel for the provision of services that would otherwise be provided by outside third-party vendors. These fees are built into the projects total price. The Company serves as the general contractor and is ultimately the primary obligor for the design/build of a custom home for the homebuyer as per our design/build sales contract and, therefore, does record the contract price of the home as revenue when it is completed.

•
With reference to your above responses, please clarify whether you record revenue based on the total sales price of the home completed (or closed) or the service fees you have earned. If you are recording revenue based on the sales price of the homes, refer to EITF 99-19 and support your basis for such reporting. Your response should address the fact that you do not appear to carry homebuilding inventory on your balance sheet as well as your disclosure on page 6 that “As builders and HR-USA joint to co-manage pre-sold projects, HRI is paid by the homebuyers as part of the total price due to builder as specified in the design/build or renovation project.”

Securities and Exchange Commission
July 27, 2007

Response 5d: The Company records revenue based on the total sales price of the home completed (or closed) as contractually obligated because the Company takes the risk of building the entire home for the customer. While the Company may engage third party vendors (including a builder) to provide some of the services necessary to complete the building of the home, they are only responsible for their portion of the project, whereas ultimately the Company remains the primary obligor for the construction and completion of the design/build process for the customer. The Company has chosen to report revenue upon completion of the home instead of percentage of completion, but the Company carries the difference between work performed and revenue collected on the balance sheet under “Excess costs over billings on uncompleted projects”. The reference noted on page 6 will be modified as shown below to more accurately reflect this accounting:

Who Pays HRI?:

HouseRaising creates revenues from managing and building custom home and renovation projects. HRI is paid by the homebuyers as part of the total price of the design/build or renovation contract. All vendors operating in Management Platforms or providing products or services to the project are paid from the construction loan and down payment provided by homebuyers.

•
With reference to the specific terms of your customer contracts, provide your basis for recognizing approximately 60% of the sales and service fee during the initial construction stage with the balance recognized at closing. If you are the general contractor or are performing the homebuilding activities, tell us how your accounting is in accordance with SFAS 66 and SFAS 67.

Response 5e: As mentioned earlier, for a typical design/build project the Company will collect a total of 10% of the total cost of the home for management services that company personnel have provided in lieu of outside contractors (these costs are included in the total cost of the home). At the point that the homebuyer has signed a design/build contract with the Company, they will have paid 6% of the contract price to the company as a non-refundable payment and reimbursement for the provision of services that has been performed by Company personnel, including sales, architectural drawings and designing and engineering services. Sixty percent of the 10% is equal to the 6% that has been collected upfront. The balance of the management fee (equal to 4% of the total cost of the home) is not recorded until the home is completed at which time the Company will also earn its profit. See response to 5b above for more information.

Capitalized Software, page 18

Securities and Exchange Commission
July 27, 2007

6.  Provide your analysis regarding whether the costs of computer software is for internal use or to be sold, leased or otherwise marketed. Refer to SOP 98-1 and FAS 68.

Response 6: The sole purpose of the operating system is for internal use in managing the very complex processes in building a custom home. There are over 58 parties involved in building a custom home and over 3400 tasks that need to be completed in order to address the 1269 critical issues in building a custom home. We will not sell, lease or otherwise market the computer software. We use it as part of our management process to build a quality/cost effective custom home for our customers. See Response #9 regarding amortization of the capitalized software.

7.  Notwithstanding the above comment, please provide us with a comprehensive analysis of the costs you have capitalized related to your internal-use software subsequent to December 31, 2003. Please provide us with a comprehensive analysis of the nature of the costs incurred, whether you issued equity securities or paid cash consideration and to whom such securities were issued or payments were made (i.e. third parties or employees). If you issued equity securities, clarify how you valued the services you received. Ensure your response and revised disclosures address the criteria set forth in SOP 98-1 for the capitalization of such costs.

Response 7: A table is provided below that details the expenditures (stock and cash payments) our company has capitalized since December 31, 2003. The actual stock or cash payments were made over the course of the entire year, but are totaled for simplicity in reporting.

	Third party,		If Stock,
	contractor	Cash or	Basis for
CAPITALIZED SOFTWARE	or employee	Stock	Valuation	Balance

STARTING BALANCE 12/31/03				7,534,282.38
CAPITALIZED COSTS FOR 2004
Payments to I.T.S. Computers for system development services	Third party	Cash		5,974.59
Payments to contractors (J. Baker, J. Walters, M. Smith, T. Ross, L. McLemore and K. Carriker) for system development services	Contractor	Cash		10,218.92
Health expenses, net (BC/BS) related to capitalized services	Third party	Cash		7,920.43
Office rent related to capitaized services (Independence Towers)	Third party	Cash		2,619.14
Communications related to capitalized services (Verizon wireless)	Third party	Cash		1,744.57
Stock issued to G. Neerings/LearnBytes for software development (705,000 shares)	Contractor	Stock	Value of Services/Contract	346,414.10
Stock issued to R. V. McLemore for system development services (1,000,000 shares)	Contractor	Stock	Value of Services	491,367.52
Stock issued to T. Ross for system development services (25,000 shares)	Contractor	Stock	Value of Services	12,284.19
Stock issued to M. Smith for system development services (25,000 shares)	Contractor	Stock	Value of Services	12,284.19
Stock issued to K. Carriker for system development services (160,000 shares)	Contractor	Stock	Value of Services	51,900.00
Stock issued to K. Carriker for system development services (30,000 shares)	Contractor	Stock	Value of Services	5,192.31
Stock issued to R. V. McLemore for system development services (100,000 shares)	Contractor	Stock	Value of Services	17,307.69
Adjusting entry--to accrue various capitalized expenses as per audit	Adjust Entry--Cash			20,671.75
Adjusting entry--to accrue various capitalized expenses as per audit	Adjust Entry--Cash			51,057.22
BALANCE AS OF 12/31/04				8,571,239.00

Securities and Exchange Commission
July 27, 2007

CAPITALIZED COSTS FOR 2005
Payments to B. Cary for system development services	Contractor	Cash		5,000.01
Payments to C. Gagliardo for system development services	Contractor	Cash		42,417.46
Payments to D. Robinson for system development services	Contractor	Cash		53,656.00
Payments to G. Denning for system development services	Contractor	Cash		3,319.00
Payments to G. Ely for system development services	Contractor	Cash		13,967.52
Payments to G. Neerings for system development services	Contractor	Cash		52,924.00
Payments to J. Allee for system development services	Contractor	Cash		35,000.00
Payments to J. Wolff for system development services	Contractor	Cash		41,250.00
Payments to K. Carriker for system development services	Contractor	Cash		117,696.72
Payments to M. Smith for system development services	Contractor	Cash		7,776.70
Payments to M. Vadlamaani for system development services	Contractor	Cash		1,400.00
Payments to Northbridge Technology	Contractor	Cash		8,741.69
Payments to S. Smith for system development services	Contractor	Cash		26,547.85
Payments to T. Johnston for system development services	Contractor	Cash		13,846.14
Payments to T. Ross for system development services	Contractor	Cash		34,170.02
Payments to Y. Perez for system development services	Contractor	Cash		11,462.00
Payment of health expenses (BC/BS) related to capitalized services	Third party	Cash		18,779.63
Reimbursement for health expenses related to capitalized services	Contractor	Cash		8,241.83
Insurance for system development matters	Third party	Cash		10,000.00
Stock issued to W. Anderson for system development services (15,000 shares)	Contractor	Stock	Value of Services/Contract	27,600.00
Stock issued to C. Gagliardo for system development services (236,617 shares)	Contractor	Stock	Value of Services/Contract	110,940.00
Stock issued to D. Robinson for system development services (352,560 shares)	Contractor	Stock	Value of Services/Contract	125,812.51
Stock issued to E. Poole (25,000 shares)	Contractor	Stock	Value of Services/Contract	50,000.00
Stock issued to G. Denning for system development services (167,180 shares)	Contractor	Stock	Value of Services/Contract	89,600.00
Stock issued to G. Ely for system development services (17,545 shares)	Contractor	Stock	Value of Services	6,666.67
Stock issued to G. Neerings for system development services (77,500 shares)	Contractor	Stock	Value of Services/Contract	31,108.98
Stock issued to G. Neerings/LearnBytes for system development services (611,000 shares)	Contractor	Stock	Value of Services/Contract	310,709.97
Stock issued to J. Allee for system development services (68,787 shares)	Contractor	Stock	Value of Services	85,000.34
Stock issued to J. Wolff for system development services (215,397 shares)	Contractor	Stock	Value of Services/Contract	100,330.00
Stock issued to K. Carriker for system development services (41,144 shares)	Contractor	Stock	Value of Services/Contract	63,000.00
Stock issued to M. Moskowitz for legal services related to system (6,250 shares)	Contractor	Stock	Value of Services/Contract	10,000.00
Stock issued to M. Smith for system development services (56,070 shares)	Contractor	Stock	Value of Services/Contract	26,665.99
Stock issued to R. Hubbell for system development services (127,899 shares)	Contractor	Stock	Value of Services/Contract	73,066.66
Stock issued to R. V. McLemore for system development services (800,913 shares)	Contractor	Stock	Value of Services/Contract	303,533.10
Stock issued to S. Smith for system development services (432,969 shares)	Contractor	Stock	Value of Services/Contract	159,475.85
Stock issued to T. Ross for system development services (123,445 shares)	Contractor	Stock	Value of Services	66,670.68
Stock issued to Y. Perez for system development services (5,482 shares)	Contractor	Stock	Value of Services	2,083.33
BALANCE AS OF 12/31/05				10,719,699.66

CAPITALIZED COSTS FOR 2006
Payments to B. Cary for system development services	Contractor	Cash		38,483.13
Payments to B. Paride for system development services	Contractor	Cash		5,210.00
Payments to C. Durden for system development services	Contractor	Cash		8,336.00
Payments to C. Gagliardo for system development services	Contractor	Cash		86,250.00
Payments to D. Robinson for system development services	Contractor	Cash		133,400.00
Payments to E. Threewitt for system development services	Contractor	Cash		4,000.00
Payments to G. Ely for system development services	Contractor	Cash		76,682.00
Payments to G. Neerings for system development services	Contractor	Cash		114,545.00
Payments to J. Allee for system development services	Contractor	Cash		93,759.10
Payments to J. Wolff for system development services	Contractor	Cash		86,250.00
Payments to K. Carriker for system development services	Contractor	Cash		104,463.77
Payments to K. Reed for system development services	Contractor	Cash		12,500.00
Payments to M. Jordan for system development services	Contractor	Cash		3,461.55
Payments to M. Smith for system development services	Contractor	Cash		43,325.69
Payments to R.A. Grindle for system development services	Contractor	Cash		7,000.00
Payments to R.T. McLemore for system development services	Contractor	Cash		32,500.00
Payments to Royal Atlantic Corp. for system development services	Contractor	Cash		43,500.03
Payments to S. Francek for system development services	Contractor	Cash		60,416.57
Payments to T. Cope for system development services	Contractor	Cash		12,499.98
Payments to T. Johnston for system development services	Contractor	Cash		76,666.59
Payments to T. Ross for system development services	Contractor	Cash		65,429.63
Payments to Y. Perez for system development services	Contractor	Cash		26,049.30
Payment to CRA International related to capitalized services	Third party	Cash		3,186.00
Preferred stock issued to G. Neerings for system development services (100,000 shares)	Contractor	Stock	Value of Services/Contract	250,000.00
Preferred stock issued to R. V. McLemore for system development services (500,000 shares)	Contractor	Stock	Value of Services/Contract	1,125,000.00
Reimbursement for communications expense related to capitalized services	Contractor	Cash		179.35
Payment of health expenses (BC/BS) related to capitalized services	Third party	Cash		139,873.59
Reimbursement for health expenses related to capitalized services	Contractor	Cash		35,289.35
Stock issued to R. V. McLemore for system development services (1,298,820 shares)	Contractor	Stock	Value of Services/Contract	315,000.00
BALANCE AS OF 12/31/06				13,722,956.29

Securities and Exchange Commission
July 27, 2007

8.  As noted in our letters dated May 21, June 18, July 13 and July 30, 2004, we expressed our concern about the recoverability of your capitalized software asset. We indicated that the estimation of future cash flows associated with your software asset requires the exercise of significant judgment. Although we had no further comment at that time, we reminded you of your obligation under SFAS 144 to consider all available evidence in evaluating the software asset for impairment and to ensure that the assumptions used are reasonable in relation to the assumptions used in developing other information used by the company, such as internal budgets and projections, or information communicated to others. Please reassess the recoverability of the $13.7 million capitalized software costs. Your assessment must provide support for your estimated future cash flows, discount rates and other material assumptions. In this regard, it does not appear that your expected future cash flows provided in your response letter dated June 4, 2004 were reasonable. It is also unclear as to the reasonableness of the 4% discount rate utilized in that cash flow analysis.

Response 8: Management understands its obligation under SFAS 144 to consider all variables in evaluating our software asset for impairment and to ensure that the assumptions used are reasonable. Management did reassess the recoverability of the capitalized software costs as requested by the Commission and continues to believe that there are no impairment issues. The Company revised its operating forecast and cash flow projections in 2006 compared to what may have been provided in response to the Commissions letters dated May 21, June 18, July 13 and July 30, 2004. The Company does not have a copy of the forecast provided in 2004. However, a copy of the Company’s current 3-year projections is provided below. The Company is much further along in its development than described in 2004. The Company has completed the first version of the capitalized software system (which is being depreciated), is fully utilizing the system in our operations to support the design/build of custom homes for our customers, has a substantial work in process and sales pipeline, has engaged 20 builder partners for new homes and renovation projects and built a realty brokerage operation to generate new sales and help customers with the entire process of buying a piece of land, selling their existing home and building a new custom home.

Management believes that because it is no longer focusing on developing its capitalized software but rather has shifted its full attention to selling, designing and building new homes and renovation projects in the Carolinas and Gulf Coast regions and cultivating new builder relationships; that the Company’s work in process, revenues and operating profits will continue to grow and meet our projections. The Company did unexpectedly lose its Founder and President, Robert V. McLemore, in late 2006 which required us to obtain new building licenses in several of our operating territories and also, therefore, took longer than expected to get our building license in Louisiana which set us back slightly earlier this year, but we do now have a Louisiana license and have commenced writing sales contracts in New Orleans. Management believes that the New Orleans market remains very attractive. With the Company’s new 10,000 square foot design center fully operational and recently open for business (with daily walk-in traffic and sales contracts being written) in an area that needs to rebuild over 40,000 homes, we are poised to fill this need and generate substantial new business to meet our projections.

Securities and Exchange Commission
July 27, 2007

As of the filing of the 10-QSB for the period ending March 31, 2007, the Company had a work in process backlog that exceeds $8 million for the Carolinas and Gulf Coast, new revenues from a realty subsidiary that was cash flow positive in the first quarter of operations, a new design/build zone operation in the Gulf Coast (as already mentioned), a current prospective sales pipeline of over [*] related to new design/build or remodel projects (although these are not signed contracts and therefore not included in the work in process backlog noted earlier) and pending realty sales transactions and active listings of over $11,500,000 (on which we earn and report commissions). The company also recently signed a letter of agreement to sell and build 31 new homes for a Carolina land owner that would generate over $15,000,000 in revenue over the next 18 months. This agreement is currently in the initial development stages and will be announced in the near future (this project was not included in the [*]  pipeline mentioned earlier).

We expect to continue to convert the sales pipeline to reportable contracts and to also build new sales prospects in the Carolinas and Gulf Coast through ongoing marketing efforts through home shows and our new realty brokerage operation. In addition, the company has signed over 20 builder agreements (14 in the Carolinas and 6 in the Gulf Coast, principally New Orleans). These agreements will entail much larger building operations than previously expected (our projections in 2004 suggested that each builder would build 2 new homes a year; some of our new builder partners have built 10 or more homes in a year). The total completed projects in the prior 12 month period for the builders we have signed agreements with are more than [*]. While we cannot guarantee that this will be replicated, we are moving along that path and are expecting these agreements will produce substantial new home sales over the next 12 months, consistent with our projections.

We do not provide forward-looking forecasts or earnings estimates to the public, but provide these confidential financial and cash flow projections for your reference in addressing your question. Our average sales price for a new home in the Carolinas market has been between $450,000 and $500,000 and for the Gulf Coast market between $200,000 and $250,000. Our profit margins on new home projects average 16% and on renovation projects about 20% (less any incentives that builders may earn). Management’s projections indicate that we would become cash flow positive in the first half of 2008. With our current work in process and sales pipeline, we believe this is very realistic.

Securities and Exchange Commission
July 27, 2007

9. Clarify why you had not begun amortizing these software costs prior to the first quarter of 2007. Based on your disclosures, we assume that the revenue you recorded in fiscal years 2006 and 2005 related to the application of this software. If our assumption is incorrect, clarify the nature of the revenues you were recognizing.

Response 9: The Company did not begin amortizing the software costs until the system was substantially complete and operational. Until that time the revenue that was recorded in fiscal years 2006 and 2005 were based on manual versions of the system and the testing of the software. As per SOP 98-1 amortization would begin when the capitalized software is ready for intended use, which was the beginning of 2007. At that time, all substantial testing was also completed and functioning. Therefore, we commenced amortizing the software costs in 2007.

Net Loss per Common Share, page 18

10. Please disclose a reconciliation of the numerators and denominators of the basic and diluted per share computations for each period presented. See paragraph 40(a) of SFAS 128.

Response 10: A disclosure, “Note M” (with existing “Note M” being changed to “Note N”), will be added to show the numerator and denominator of the basic and diluted per share computations for each period presented. See anticipated revision below:

Securities and Exchange Commission
July 27, 2007

NOTE M—NET LOSS PER COMMON SHARE

The Company’s reconciliation of the numerators and denominators of the basic and fully diluted loss per share is as follows:

	For the Year Ended December 31, 2006
	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount
Net Income/(Loss)	$(2,999,358)

Basic EPS
Income available to common stockholders	(2,999,358)	48,183,225	$(0.06)

Effect of Dilutive Securities
Warrants	-	-
Convertible preferred stock	-	-
Diluted EPS
Net Income/(Loss)	$(2,999,358)	48,183,225	$(0.06)

Impairment of Long-Lived Assets, page 19

11. Please note that SFAS 121 has been superseded by SFAS 144. Revise your disclosure accordingly.

Response 11: The notes in the financials will be revised to reflect this change. See anticipated revision below:
Impairment of Long-Lived Assets—The Company evaluated the recoverability of its property and equipment, and other assets in accordance with Statements of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” which requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate.

Note F - Equity, page 21

12. You discuss various common stock issuances in 2006 for various services, additions to capitalized software and debt converted to equity. Please expand your disclosure to separately discuss each transaction and your basis for valuing the transaction (i.e. value of services received or the stock price when granted). Provide the authoritative literature which supports your accounting.

Response 12: A table will be added to Note F - Equity to reflect each transaction and basis for valuing the transaction. These transactions have been recorded according to FAS 123R. See anticipated revision below:

Securities and Exchange Commission
July 27, 2007

The following provides details of the restricted stock transactions for various services, additions to capitalized software and debt converted to equity.These transactions have been recorded according to FAX 123R.

		Closing Price on			Basis
		Issue Date		Value of	for
RESTRICTED SHARES		Yahoo! Finance		Transaction	Valuation
1/23/2006	(a) Various individuals (X-Mas)	19,000	0.50	$9,500	Value of Stock Price
3/6/2006	(b) D. Uselton	300,000	0.32	100,000	Value of Services
3/6/2006	(c.) K. Michno	10,714	0.32	3,000	Value of Services
3/21/2006	(d) Crescent Fund, LLC	150,000	0.40	75,000	Value of Services
4/5/2006	(e) C. Schimmoeller	190,000	0.36	95,000	Private Placement Offering
4/5/2006	(e) R. Brashear	75,000	0.36	37,500	Private Placement Offering
4/5/2006	(e) M. Averesch	100,000	0.36	50,000	Private Placement Offering
4/10/2006	(e) R. Kahle	60,000	0.39	30,000	Private Placement Offering
4/18/2006	(f) K. Michno	24,925	0.45	5,000	Value of Services
4/21/2006	(g) J. Yoh	100,000	0.40	50,000	Private Placement Offering
4/24/2006	(h) M. Brach	600,000	0.41	180,000	Value of Services
5/3/2006	(f) K. Michno	13,158	0.40	2,500	Value of Services
6/13/2006	(e) D. Wittlinger	226,892	0.28	113,446	Private Placement Offering
6/22/2006	(i) Cortland Fund	500,000	0.29	150,000	Private Placement Offering
7/27/2006	(i) Cortland Fund	200,000	0.30	60,000	Value of Stock Price
7/27/2006	(f) K. Michno	8,065	0.30	2,500	Value of Services
8/11/2006	(j) R. A. Garverick	21,482	0.26	8,000	Value of Services
10/3/2006	(f) K. Michno	16,686	0.33	5,000	Value of Services
10/3/2006	(f) K. Michno	16,686	0.30	5,000	Value of Services
		2,632,608		$981,446

(a)-1000 shares for 20 independent contracts as holiday bonus (two partially year bonuses for 333 and 667 shares, respectively)

(b) IR/Consulting engagement with D. Uselton

(c) IR/Consulting expense for K. Michno for March

(d) Crescent Fund, LLC engagement for IR/Consulting and potentially capital raise for 3 months

(e)-Agreement to swap debt for equity with bridge lenders

(f) IR/Consulting expense for K. Michno for quarter

(g)-PPM Investment

(h) IR/Consulting engagement with M. Brach

(i)-PPM Investment

(j)-Services rendered for Gulf Coast

Securities and Exchange Commission
July 27, 2007

The following provides details of the S-8 stock transactions for various services and additions to capitalized software. These transactions have been recorded according to FAX 123R.

Expense/		Closing Price on			Basis
Capital		Issue Date		Value of	for
FREE TRADING STOCK FOR SERVICES		Yahoo! Finance		Transaction	Valuation
1/12/2006	Cap A. Welch	26,785	0.28	$7,500	Value of Services
1/19/2006	Cap R.V. McLemore	312,500	0.28	87,500	Value of Services
1/19/2006	Exp G. J. Wessling	486,063	0.2891	139,781	Value of Services
3/31/2006	Exp M. Moskowitz	37,500	0.47	15,000	Value of Services
4/4/2006	Exp H. Martin	11,486	0.37	4,020	Value of Services
4/6/2006	Exp G. J. Wessling	405,466	0.35	139,781	Value of Services
4/6/2006	Cap R. V. McLemore	250,000	0.35	87,500	Value of Services
5/16/2006	Exp H. Martin	7,895	0.38	3,000	Value of Services
6/7/2006	Exp A. Sharader	5,136	0.35	1,800	Value of Services
6/7/2006	Exp D. Helms	5,136	0.35	1,800	Value of Services
6/9/2006	Exp S. Morris	49,219	0.28	15,750	Value of Services
8/7/2006	Exp G. J. Wessling	447,877	0.28	140,289	Value of Services
8/7/2006	Cap R. V. McLemore	282,258	0.28	87,500	Value of Services
8/14/2006	Exp P. Amos	15,615	0.24	3,000	Value of Services
9/13/2006	Exp C. Skibo	420,168	0.25	200,000	Value of Services
9/13/2006	Exp H. Martin	18,750	0.25	5,625	Value of Services
10/26/2006	Exp G. J. Wessling	454,672	0.3090	140,493	Value of Services
10/26/2006	Cap R. V. McLemore	282,258	0.31	87,500	Value of Services
10/31/2006	Exp M. Moskowitz	24,286	0.38	8,500	Value of Services
		0	0	0
Shares Issued to Date:		3,543,070	Year Total	$1,176,339

13. For each issuance of convertible preferred stock (Class A, B and C), please disclose the terms and rights of these securities, including their conversion terms. Address any beneficial conversion feature and whether there are rights (i.e. redemption rights, registration rights) related to the Class B Preferred Shares issued during 2006 that require recognition in your financial statements.

Response 13: A disclosure will be added to the filings describing the terms and rights of the convertible preferred stock (Class A, B and C) in response to this question. See anticipated revision below:

Securities and Exchange Commission
July 27, 2007

CONVERTIBLE PREFERRED STOCK

As of the end of fiscal 2006, we had two authorized and outstanding series of Convertible Preferred Stock, as follows: (i) 1,000,000 shares of issued and outstanding Class A Voting Convertible Preferred Stock, and (ii) 800,000 shares of issued and outstanding Class B Voting Convertible Preferred Stock,. The terms and conditions of each series of Convertible Preferred Stock are as follows:

1.
Class A Voting Convertible Preferred Stock, $.001 par value - Each share of the 1,000,000 issued and outstanding shares of Class A Voting Preferred Stock (the “Class A Preferred Stock”) is convertible, at the option of the holder, at any time after five years from the date of issuance thereof, into ten (10) shares of fully paid and non-assessable shares of common stock. The holders are not entitled to receive any dividend on the shares of Class A Preferred Stock. The holders are entitled to a liquidation preference in the amount of $1.00 per share of Class A Preferred Stock. The holders of Class A Preferred Stock are entitled to a class vote on any merger, sale of assets, combination or reorganization involving the corporation, or other fundamental corporation transaction involving the corporation, with the holders of Class A Preferred Stock having one vote per share. On all other matters, the Class A Preferred Stock votes with the common stockholders as one combined class, with the holders of the Class A Preferred Stock having ten (10) votes per share of such stock owned.. The corporation has agreed that it shall not, without the consent of the majority of the holders of Class A Preferred Stock: 1) take any action which would either alter, change or affect the rights, preferences, privileges or restrictions of the Class A Preferred Stock or increase the number of shares of such series or designate any other series of Preferred Stock; 2) increase the size of any equity incentive plan(s) or arrangements; 3) make fundamental changes to the business of the corporation; 4) make any changes to the terms of the Class A Preferred Stock or to the corporation’s articles of incorporation or By-Laws, including by designation of any stock; 5) create any new class of shares having preferences over or being on a parity with the Class A Preferred Stock as to dividends or assets, subject to certain exceptions; 6) accrue any indebtedness in excess of $20,000,000; 7) make any change in the size or number of authorized directors; 8) repurchase any of the corporation’s common stock; 9) sell, convey or otherwise dispose of, or create or incur any mortgage, lien, charge or encumbrance on or security interest in or pledge of, or sell or lease back, all or substantially all of the property or business of the corporation or more than 50% of the stock of the corporation; 10) make any payment of dividends or other distributions or any redemption or repurchase of common stock or options or warrants to purchase common stock of the corporation or 11) make any sale of additional Class A Preferred Stock. Finally, the holders of Class A Preferred Stock and common stock voting together on combined class shall be entitled to elect the directors comprising the Board of Directors (and to fill any vacancies with respect thereto). Waivers of these covenants have been routinely granted, inasmuch as Robert V. McLemore, the late President of the corporation, and the Robert V. McLemore Family Trust, together own 612,123 shares of Class A Preferred Stock, representing 61.2% of the outstanding shares.

2.
Class B Voting Convertible Preferred Stock, $.001 par value - Each share of the 800,000 issued and outstanding shares of Class B Voting Preferred Stock (the “Class B Preferred Stock”) is convertible, at the option of the holder, at any time after three years from the date of issuance thereof, into ten (10) shares of fully paid and non-assessable shares of common stock. The holders are not entitled to receive any dividend on the shares of Class B Preferred Stock. The holders are entitled to a liquidation preference in the amount of $1.00 per share of Class B Preferred Stock. The holders of Class B Preferred Stock are entitled to a class vote on any merger, sale of assets, combination or reorganization involving the corporation, or other fundamental corporation transaction involving the corporation, with the holders of Class B Preferred Stock having one vote per share. On all other matters, the Class B Preferred Stock votes with the common stockholders as one combined class, with the holders of the Class B Preferred Stock having ten (10) votes per share of such stock owned.. The corporation has agreed that it shall not, without the consent of the majority of the holders of Class B Preferred Stock: 1) take any action which would either alter, change or affect the rights, preferences, privileges or restrictions of the Class B Preferred Stock or increase the number of shares of such series or designate any other series of Preferred Stock; 2) make fundamental changes to the business of the corporation; 3) make any changes to the terms of the Class B Preferred Stock or to the corporation’s articles of incorporation or By-Laws, including by designation of any stock; 4) create any new class of shares having preferences over or being on a parity with the Class B Preferred Stock as to dividends or assets, subject to certain exceptions; 5) accrue any indebtedness in excess of $30,000,000; 6) repurchase any of the corporation’s common stock; 7) sell, convey or otherwise dispose of, or create or incur any mortgage, lien, charge or encumbrance on or security interest in or pledge of, or sell or lease back, all or substantially all of the property or business of the corporation or more than 50% of the stock of the corporation; 8) make any sale of additional Class B Preferred Stock. Finally, the holders of Class B Preferred Stock and common stock voting together on combined class shall be entitled to elect the directors comprising the Board of Directors (and to fill any vacancies with respect thereto). Waivers of these covenants have been routinely granted, inasmuch as Robert V. McLemore, the late President of the corporation, and Gregory J. Wessling, the Chairman and CEO of the corporation, together own 7,000,000 shares of the Class B Preferred Stock, representing 87.5% of the outstanding shares.

Securities and Exchange Commission
July 27, 2007

Note J - Commitments/Leases, page 24

14. Please include the disclosures required by paragraphs 16(b) and (c) of SFAS 13 regarding your operating leases.

Response 14: Requested disclosures will be added to the filing. See the entire revised Note J below:

NOTE J—COMMITMENTS/LEASES

On November 1, 2005, HouseRaising entered into a Lease Agreement, extendable by the Company, whereby the Company agreed to lease the entire second floor at Independence Tower (approximately 11,000 square feet) located at 4801 E. Independence Boulevard, Charlotte, NC for an annual rent obligation of approximately $100,000. HouseRaising will utilize this additional space for estimators and designers recruited to support the Company’s Gulf Coast initiative and a sales and product display center to support operations in North and South Carolina. The space will continue to serve as corporate headquarters for HouseRaising, Inc. and HouseRaisingAcademy, which include the Company’s consolidation of its acquisition of LearnBytes, LLC, and the operations of HouseRaisingUSA, LLC (and its various subsidiaries), HouseRaisingMembership, LLC, HouseRaising Disaster Relief, LLC and HouseRaisingRealty, LLC.

Future minimum rental payments as of December 31, 2006 are as follows:

Year	Annual Amount
2007	100,000
2008	100,000
2009	100,000
2010	100,000
2011	100,000

On November 27, 2006, HouseRaising of the Gulf Coast, LLC (“HR-Gulf Coast”), a subsidiary of HouseRaising, Inc., entered into a Lease Agreement with CSC Investments, LLC whereby HR-Gulf Coast agreed to lease space at 4024 and 4030 (A-C) Canal Street, New Orleans, Louisiana to accommodate the Company’s new design center and continue its expansion efforts for its Gulf Coast operations in New Orleans. The Company entered into a five year agreement, commencing December 1, 2006 and expiring November 30, 2011 with a five year option to lease approximately 10,000 square feet for an annual rent of approximately $144,000. After the 36th month of the lease, the Landlord can increase rent up to 2% annually. The Company will utilize this space for sales and product design center to support building and disaster relief operations in Louisiana, and provide space for builders, estimators and designers recruited to support the Company’s Gulf Coast operations. HouseRaising of the Gulf Coast, LLC also has established a small business office location in Gulfport, MS.

Future minimum rental payments as of December 31, 2006 are as follows:

Year	Annual Amount
2007	144,000
2008	144,000
2009	144,240
2010	149,818
2011	140,080

Securities and Exchange Commission
July 27, 2007

In December 2005, the Company entered into a lease agreement for computer equipment. The monthly payments are $2,298.75 per month for 48 months starting June, 2006.

Future minimum rental payments as of December 31, 2006 are as follows:

Year	Annual Amount
2007	27,585
2008	27,585
2009	27,585
2010	13,793

In October 2005, the Company entered into a lease agreement for computer hardware and software. The monthly payments are $560.68 per month for 24 months beginning December, 2005.

Future minimum rental payments as of December 31, 2006 are as follows:

Year	Annual Amount
2007	6,167

In September 2005, the Company entered into a lease agreement for computer hardware and software. The monthly payments are $248.53 per month for 24 months beginning November, 2005.

Future minimum rental payments as of December 31, 2006 are as follows:

Year	Annual Amount
2007	2,485

In May, 2006, the company entered into a lease agreement for computer hardware and software. The monthly payments are $121.00 per month for 48 months beginning June, 2006.

Future minimum rental payments as of December 31, 2006 are as follows:

Year	Annual Amount
2007	1,452
2008	1,452
2009	1,452
2010	726

Management’s Discussion and Analysis of Financial Condition and Plan of Operations, page 26

Results of Operations for the Year Ended December 31, 2006 Compared to December 31, 2005, page 27

15. Please revise your disclosures to discuss each revenue stream as disclosed on page 5: revenues from custom homebuilding operations, realty services, disaster relief services, builder- memberships, and HRA.

Response 15: A table will be added to the Management Discussion and Analysis section to reflect the delineation of these revenue streams. In our narrative, the Company did reference the different revenue sources, principally custom home building operations and other income for the year; and, then for the quarter the Company added realty services and small amounts of builder-memberships. The table will make this easier to review and understand. See anticipated revision below:

Securities and Exchange Commission
July 27, 2007

A breakdown of Company revenue streams is provided below:

For Period
Ending
December 31, 2006

HOUSERAISING REVENUE STREAM:

Revenues from Custom Homebuilding Operations:	$1,249,221.00

Revenues from Realty Services:	0.00

Revenues from Disaster Relief Services:	0.00

Revenues from Builder-Memberships:	1,500.00

Revenues from HouseRaisingAcademy:	0.00

Other Revenues:	522,078.00

TOTAL REVENUES	1,772,799.00

Liquidity and Capital Resources, page 29

16. In light of your loss from operations of $3,499,358, net loss of $2,999,358, cash used in operations of $2,289,141, and retained deficit of $8,824,694, please enhance your disclosure regarding your liquidity. In this regard, we note your disclosure on page 30 that you expect to use funds from operations. Given your significant cash used in operations in the last two years and three months ended March 31, 2007 we do not understand management’s basis for this statement. Provide a comprehensive discussion of your liquidity given your recurring losses and use of cash in operations and how you have determined that you will continue as a going concern. Ensure you also disclose any known and anticipated trends, demands, commitments, events or uncertainties that are reasonably likely to materially increase or decrease liquidity.

Response 16: The liquidity section will be updated to reflect your request. The principal reason we reference funds from operations in addition to our line of credit is that we had work in process backlog of approximately $6,100,000 (signed contracts for design/build projects as reported at the time of the filing) principally for our Carolinas zone operation, new revenues from a realty subsidiary that was cash flow positive in the first quarter of operations, new design/build zone operation in the Gulf Coast with a new 10,000 square foot design center open for business in New Orleans in an area that needs to rebuild 40,000 homes, a prospective sales pipeline of over $40,000,000 related to new design/build or remodel projects (although these are not signed contracts and therefore not included in the work in process backlog noted earlier) and pending realty sales transactions and active listings of over $11,500,000 (as reported, on which we earn commissions). We expect to continue to convert the sales pipeline to reportable contracts and to also build new sales prospects in the Carolinas and Gulf Coast through ongoing marketing efforts. Separate from our operating and development efforts, we also have an $8,100,000 line of credit from Wachovia Bank that was sufficient to fund operations for the next 12 months as we develop the zone operations in the Carolinas and Gulf Coast and the realty business. We do not provide forward-looking forecasts or earnings estimates so we have not reported the prospective sales pipeline information noted in this response. See the anticipated entire revised liquidity section below:

Securities and Exchange Commission
July 27, 2007

Liquidity and Capital Resources

Cash flows used in operations were $2,615,087 for the twelve months ended December 31, 2006 versus $1,488,382 for the same period in 2005. This reflects a net increase in cash used by operations of $1,126,705 principally due to a decrease in common stock issued for services for the twelve months and slight increase in expenditures on capitalized software offset by a decrease in net operating loss.

Cash flows used in investment activities were $71,161 and $194,052 for the year ended December 31, 2006 and 2005, respectively. This was principally due to investments in property and equipment for the company, including the company’s design center in Charlotte and New Orleans.

Cash flows provided by financing activities were $2,561,567 and $1,950,050, respectively, for the twelve months ended December 31, 2006 and 2005. The increase was principally due to issuance of common stock associated with the equity-for-debt swap with the company’s bridge lenders that occurred in the first nine months of 2006 (see Note 12 of Notes to Consolidated Financial Statements and Part II, Item 2 Changes in Securities of Form 10-QSB filed with the SEC on August 14, 2006 for more information) and the increase in borrowings on notes payable, principally draws on a bank loan with Wachovia.

We had cash on hand of $167,702 and a working capital deficit of $3,906,297 as of December 31, 2006, although most of this deficit is from the bank loan with Wachovia which on February 9, 2007 extended an additional line of credit in the amount of $4 million to the Company (as further described under Other Events in this filing) which can be extended and has a no-call provision which is sufficient to fund our operations through the next twelve months.

Going forward we will rely substantially on new revenue from our business development efforts and an $8.1 million line of credit from Wachovia bank to sustain our business for the next twelve months. The company has approximately $6,100,000 of new home construction work in process for 2007, a new real estate brokerage operation that has already generated new income (and is cash flow positive as of the end of the first quarter of 2007) with pending sales transaction of $4,500,000 and listings of $7,000,000 (on which the company would earn a sales commission), a new design/build zone operation in the Gulf Coast with a new 10,000 square foot design center open for business in New Orleans in an area that needs to rebuild approximately 40,000 homes, and a pipeline of prospective new design/build customers in the Carolinas and Gulf Coast which is consistent with implementing our business plan. The company has completed its capitalized software and fully implement which we would expect to be used for generating new design/build sales in the Carolinas and the Gulf Coast. The Company has signed operating agreements with experienced homebuilders to develop local operations in Charlotte, Wilmington, Albemarle, Calabash, Harrisburg and Mooresville, North Carolina; Beaufort and Sunset (near Charleston), Columbia and Greenville, South Carolina; Gulfport, Mississippi and Abita Springs, Baton Rouge and Kenner, Louisiana which is expected to rapidly increase custom homes sales in these regions and consistent with implementing our business plan. Actual sales will be recorded upon completion of each project while sales and service revenue will be recorded as earned. To date, the company has had investors willing to contribute equity to finance on-going operations. However, such parties are under no legal obligation to provide us with future capital infusions.

The Company expects to use funds from operations and bank funding primarily to expand sales and marketing efforts of its homebuilding operations (new home and renovation sales) in the Carolinas (covering North and South Carolina) and the Gulf Coast region, implementing marketing and sales for its membership and independent builder programs in the southeast and eventually nationally, implementing marketing and sales for its disaster relief services, implementing marketing and sales for its realty brokerage operations and on-going software development to improve its system. The Company may also consider selective acquisition opportunities that may assist in the successful implementation of its business plan (see Note 9B Other Matters for further discussion on this item).

Securities and Exchange Commission
July 27, 2007

Overall, we have funded our cash needs from inception through December 31, 2006 with a series of debt and equity transactions. The Company’s principal source of working capital in 2006 was a line of credit established with Wachovia Bank, the sales of the company’s Private Placement Memorandum to accredited investors, commitments from vendors to develop HouseRaising’s software system in exchange for shares of stock, and fee revenues and profits from existing new home and renovation sales. In addition, some Management and independent contractors providing services to the company have agreed to accept shares as a means of paying for critical services to implement its business plan. We have not entered into any commitments for significant capital expenditures, except the on-going software development project previously mentioned.

Demand for our services will be dependent on, among other things, market acceptance of our services, the real estate market in general, and general economic conditions, which are cyclical in nature, particularly in the markets we serve. Inasmuch as a major portion of our activities is the receipt of revenues from the sales of new home services, our business operations may be adversely affected by our competitors and prolonged recessionary periods. The Company does believe that it’s principle operations are in attractive markets, the Carolinas and Gulf Coast region, and that the custom home building sector is less impacted by overall economic conditions, but there is no guarantee this will remain so going forward. The company has provided a detailed list of risks and cautionary statements at the beginning of this document.

Item 8-A - Controls and Procedures, page 30

17. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e), as opposed to your reference to Rules 13a-14(a) and 15(d)-14(a). See SEC Release 33-8238, which became effective August 14, 2003. Please revise accordingly.

Response 17: Requested changes will be made to the filings. The anticipated revised second paragraph of the disclosure is shown below:

CEO and CFO Certifications. Attached to this annual report, as Exhibits 31.1 through 31.3, are certain certifications of the CEO and CFO, which are required in accordance with the Exchange Act and the Commission's rules implementing such section (the "Rule 13a-15(e)/15d-15(e) Certifications"). This section of the annual report contains the information concerning the Evaluation referred to in the Rule 13a-15(e)/15d-15(e) Certifications. This information should be read in conjunction with the Rule 13a-15(e)/15d-15(e) Certifications for a more complete understanding of the topic presented.

18. We note that you define disclosure controls and procedures as those controls and procedures “designed with the objective of ensuring that information required to be disclosed in [your] reports filed with the Commission under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the Commission’s rules and forms.” This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise your definition to clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Securities and Exchange Commission
July 27, 2007

Response 18: Requested changes will be made to the filings. The anticipated revised second paragraph of the disclosure is shown below:

Disclosure Controls. Disclosure Controls and procedures are those controls and procedures designed with the objective of ensuring that information required to be disclosed in our reports filed with the Commission under the Exchange Act, such as this quarterly report, is recorded, processed, summarized and reported within the time period specified in the Commission's rules and forms. Disclosure In addition, Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer, principal financial officer, and chief administrative officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Exhibit 31 - Certifications

19. Please file an amendment to your Form 10-KSB to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-B. Please also amend your 2007 Form 10-QSB accordingly. In doing so, please refile the Forms 10-KSB and 10-QSB in their entirety, along with the updated certifications.

Response 19: The certifications will be revised as requested and amended returns will be filed. See illustration below of the revised certification for the Chairman/CEO which will also be modified for the other reporting officers:

Securities and Exchange Commission
July 27, 2007

EXHIBIT 31.1

Certification Pursuant to Section 13a-15 of the Securities Exchange Act of 1934 of Gregory J. Wessling (HouseRaising Chairman of the Board, Chief Executive Officer and President)

I, Gregory J. Wessling, certify that:

1. I have reviewed this report on Form 10-KSB for the year ended December 31, 2006 of HouseRaising, Inc. (“registrant”);

2. Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information (all of which do not apply); and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls (all of which do not apply).

Date: July 27, 2007

/s/ Gregory J. Wessling

Gregory J. Wessling
Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)

Securities and Exchange Commission
July 27, 2007

FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2007

General

20. Please address the above comments in your interim filings as well.

Response 20: The same revisions will be made to the interim filings. Where the disclosure is different from the 10-KSB noted above, a copy of the anticipated revision that will be made to the 10-QSB for period ending March 31, 2007 is noted below:

3.
We note that you have reflected the value of common and preferred stock issued for additions to capitalized software, the changes in capitalized software and the conversion of notes payable within your statement of cash flows. These appear to be noncash transactions that do not represent cash receipts or cash payments and accordingly should be disclosed outside of the statement of cash flows. See paragraph 32 of SFAS 95 and advise or revise accordingly.

Response 3:  This will be done. See anticipated revision below:

Securities and Exchange Commission
July 27, 2007

HouseRaising, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the three months ended March 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,677,016)	$(564,429)
Adjustments to reconcile net loss to net cash provided by (used in)
operating activities:
Value of Stock issued for services deducted as expenses (non cash item)	581,065	357,276
Depreciation	245,724	8,421
(Increase)/Decrease in Capitalized Software	(196,187)	(271,033)
(Increase)/Decrease in Accounts Receivable	498,397	(30,583)
(Increase)/Decrease in Excess Costs Over Billings on Uncompleted
Contracts	(18,389)	-
(Increase)/Decrease in Other Assets	(11,202)	-
Increase/(Decrease) in Interest payable, accounts Payable & other accruals	53,732	(136,770)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(523,876)	(637,118)

CASH FLOWS FROM INVESTMENT ACTIVITIES:
Investment in subsidiary operations	(15,000)	(550)
Purchase of property and equipment	(138,489)	(5,411)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	(153,489)	(5,961)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	100,000	212,500
Reduction in Common Stock Subscribed but not Issued	(217,825)	-
Principal Reductions on Notes Payable	-	195,650
Increase/(Decrease) in borrowings on Line of Credit	810,000	-
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	692,175	408,150

NET INCREASE IN CASH AND
CASH EQUIVALENTS	14,810	234,929

CASH AND CASH EQUIVALENTS:
Beginning of Period	167,702	292,383

End of period	$182,512	$57,454

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
CASH PAID DURING THE PERIOD FOR:
Interest	$145,978	$30,831

NON-CASH OPERATING ACTIVITIES:
Value of Stock and Warrants issued in exchange for services	$581,065	$357,276
Value of Common Stock issued for additions to Capitalized Software	$87,500
Value of Preferred Stock issued for additions to Capitalized Software	$234,000	$78,750

NON-CASH FINANCING ACTIVITIES:
Value of Common Stock issued for debt converted to stock	$212,401

Securities and Exchange Commission
July 27, 2007

7. Notwithstanding the above comment, please provide us with a comprehensive analysis of the costs you have capitalized related to your internal-use software subsequent to December 31, 2003. Please provide us with a comprehensive analysis of the nature of the costs incurred, whether you issued equity securities or paid cash consideration and to whom such securities were issued or payments were made (i.e. third parties or employees). If you issued equity securities, clarify how you valued the services you received. Ensure your response and revised disclosures address the criteria set forth in SOP 98-1 for the capitalization of such costs.

Response 7: A table is provided below that details the expenditures (stock and cash payments) our company has capitalized for the 1st quarter of 2007. Beginning January 1, 2007, we transitioned contractors to full-time employees and engaged Administaff to administer our compensation and benefits system. All costs include payroll and related benefits.

BALANCE AS OF 12/31/06				13,722,956.29

CAPITALIZED COSTS FOR 1ST QUARTER, 2007
Payments to B. Cary for system development services	Employee	Cash		11,355.76
Payments to B. Paride for system development services	Employee	Cash		7,215.85
Payments to C. Durden for system development services	Employee	Cash		7,387.09
Payments to C. Gagliardo for system development services	Employee	Cash		24,427.28
Payments to G. Ely for system development services	Employee	Cash		22,146.52
Payments to G. Neerings for system development services	Employee	Cash		20,261.88
Payments to J. Davis for system development services	Employee	Cash		5,155.12
Payments to J. Wolff for system development services	Employee	Cash		24,527.00
Payments to K. Carriker for system development services	Employee	Cash		9,711.52
Payments to M. Boyer for system development services	Employee	Cash		23,443.63
Payments to Y. Perez for system development services	Employee	Cash		8,710.70
Preferred stock issued to K. Carriker for system development services (100,000 shares)	Contractor	Stock	Value of Services/Contract	234,000.00
Payment of health expenses (BC/BS) related to capitalized services	Third party	Cash		24,211.42
Reimbursement for health expenses related to capitalized services	Contractor	Cash		7,632.95
Stock issued to Estate of R. V. McLemore per contractual obligations (324,074 shares)	Third party	Stock	Value of Services/Contract	87,500.00
BALANCE AS OF 3/31/07				14,240,643.00

10. Please disclose a reconciliation of the numerators and denominators of the basic and diluted per share computations for each period presented. See paragraph 40(a) of SFAS 128.

Response 10: A disclosure, “Note L” (with existing notes renumbered for this insertion), will be added to show the numerator and denominator of the basic and diluted per share computations for each period presented. See anticipated revision below:

Securities and Exchange Commission
July 27, 2007

NOTE L—NET LOSS PER COMMON SHARE

The Company’s reconciliation of the numerators and denominators of the basic and fully diluted loss per share is as follows:
	For the Year Ended December 31, 2006
	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount
Net Income/(Loss)	$(1,677,016)

Basic EPS
Income available to common stockholders	(1,677,016)	51,770,224	$(0.03)

Effect of Dilutive Securities
Warrants	-	-
Convertible preferred stock	-	-
Diluted EPS
Net Income/(Loss)	$(1,677,016)	51,770,224	$(0.03)

12. You discuss various common stock issuances in 2006 for various services, additions to capitalized software and debt converted to equity. Please expand your disclosure to separately discuss each transaction and your basis for valuing the transaction (i.e. value of services received or the stock price when granted). Provide the authoritative literature which supports your accounting.

Response 12: A table will be added to Note F - Equity to reflect each transaction and basis for valuing the transaction. These transactions have been recorded according to FAS 123R. See anticipated revision below:

The following provides details of the restricted stock transactions for various services, additions to capitalized software and debt converted to equity. These transactions have been recorded according to FAX 123R.

			Closing Price on		Basis
			Issue Date	Value of	for
RESTRICTED SHARES			Yahoo! Finance	Transaction	Valuation
1/4/2007	(a) K. Michno	6,944	0.30	$2,500	Value of Services
1/4/2007	(c) Albemarle Mgmt Group	47,098	0.30	14,250	Value of Services
2/2/2007	(d) D. Wittlinger	424,801	0.26	212,401	Private Placement Offering
1/4/2007	(e) J. S. O'Connor	24,038	0.26	6,250	Value of Services
1/4/2007	(e) E. A. McLemore	24,038	0.26	6,250	Value of Services
1/4/2007	(e) R. M. Burroughs	24,038	0.26	6,250	Value of Services
1/4/2007	(e) D. S. Fogel	24,038	0.26	6,250	Value of Services
		574,995		$254,151

(a) IR/Consulting expense for Karen Michno for quarter
(c) Payment to Albemarle Mgmt Group for services
(d)-Agreement to swap debt for equity with bridge lenders
(e)-Director payment for 1st quarter, 2007

Securities and Exchange Commission
July 27, 2007

The following provides details of the S-8 stock transactions for various services and additions to capitalized software. These transactions have been recorded according to FAX 123R.

Expense/			Closing Price on		Basis
Capital			Issue Date	Value of	for
FREE TRADING STOCK FOR SERVICES			Yahoo! Finance	Transaction	Valuation

1/8-10/2007	Exp G. Wessling	512,720	0.2742	$140,613	Value of Services
1/10/2007	Cap R. V. McLemore Estate	324,074	0.27	87,500	Value of Contract
1/8/2007	Exp P. Amos	48,355	0.3102	23,480	Value of Services
1/8 & 2/20/2007	Exp H. Martin	43,439	0.2965	4,400	Value of Services
1/25/2007	Exp P. Amos	4,074	0.27	1,100	Value of Services
3/9/2007	Exp M. Moskowitz	38,333	0.3	11,500	Value of Services

Shares Issued to Date:		1,618,104	Year Total	$268,593

13.  For each issuance of convertible preferred stock (Class A, B and C), please disclose the terms and rights of these securities, including their conversion terms. Address any beneficial conversion feature and whether there are rights (i.e. redemption rights, registration rights) related to the Class B Preferred Shares issued during 2006 that require recognition in your financial statements.

Response 13: A disclosure will be added to the filings describing the terms and rights of the convertible preferred stock (Class A, B and C) and responding to this question. See anticipated revision below:

Securities and Exchange Commission
July 27, 2007

CONVERTIBLE PREFERRED STOCK

As of the end of the fiscal quarter ended March 31, 2007, we had three authorized and outstanding series of Convertible Preferred Stock, as follows: (i) 1,000,000 shares of issued and outstanding Class A Voting Convertible Preferred Stock; (ii) 800,000 shares of issued and outstanding Class B Voting Convertible Preferred Stock; and (iii) 700,000 shares of issued and outstanding Class C Voting Convertible Preferred Stock.. The terms and conditions of each series of Convertible Preferred Stock are as follows:

1.
Class A Voting Convertible Preferred Stock, $.001 par value - Each share of the 1,000,000 issued and outstanding shares of Class A Voting Preferred Stock (the “Class A Preferred Stock”) is convertible, at the option of the holder, at any time after five years from the date of issuance thereof, into ten (10) shares of fully paid and non-assessable shares of common stock. The holders are not entitled to receive any dividend on the shares of Class A Preferred Stock. The holders are entitled to a liquidation preference in the amount of $1.00 per share of Class A Preferred Stock. The holders of Class A Preferred Stock are entitled to a class vote on any merger, sale of assets, combination or reorganization involving the corporation, or other fundamental corporation transaction involving the corporation, with the holders of Class A Preferred Stock having one vote per share. On all other matters, the Class A Preferred Stock votes with the common stockholders as one combined class, with the holders of the Class A Preferred Stock having ten (10) votes per share of such stock owned.. The corporation has agreed that it shall not, without the consent of the majority of the holders of Class A Preferred Stock: 1) take any action which would either alter, change or affect the rights, preferences, privileges or restrictions of the Class A Preferred Stock or increase the number of shares of such series or designate any other series of Preferred Stock; 2) increase the size of any equity incentive plan(s) or arrangements; 3) make fundamental changes to the business of the corporation; 4) make any changes to the terms of the Class A Preferred Stock or to the corporation’s articles of incorporation or By-Laws, including by designation of any stock; 5) create any new class of shares having preferences over or being on a parity with the Class A Preferred Stock as to dividends or assets, subject to certain exceptions; 6) accrue any indebtedness in excess of $20,000,000; 7) make any change in the size or number of authorized directors; 8) repurchase any of the corporation’s common stock; 9) sell, convey or otherwise dispose of, or create or incur any mortgage, lien, charge or encumbrance on or security interest in or pledge of, or sell or lease back, all or substantially all of the property or business of the corporation or more than 50% of the stock of the corporation; 10) make any payment of dividends or other distributions or any redemption or repurchase of common stock or options or warrants to purchase common stock of the corporation or 11) make any sale of additional Class A Preferred Stock. Finally, the holders of Class A Preferred Stock and common stock voting together on combined class shall be entitled to elect the directors comprising the Board of Directors (and to fill any vacancies with respect thereto). Waivers of these covenants have been routinely granted, inasmuch as Robert V. McLemore, the late President of the corporation, and the Robert V. McLemore Family Trust, together own 612,123 shares of Class A Preferred Stock, representing 61.2% of the outstanding shares.

2.
Class B Voting Convertible Preferred Stock, $.001 par value - Each share of the 800,000 issued and outstanding shares of Class B Voting Preferred Stock (the “Class B Preferred Stock”) is convertible, at the option of the holder, at any time after three years from the date of issuance thereof, into ten (10) shares of fully paid and non-assessable shares of common stock. The holders are not entitled to receive any dividend on the shares of Class B Preferred Stock. The holders are entitled to a liquidation preference in the amount of $1.00 per share of Class B Preferred Stock. The holders of Class B Preferred Stock are entitled to a class vote on any merger, sale of assets, combination or reorganization involving the corporation, or other fundamental corporation transaction involving the corporation, with the holders of Class B Preferred Stock having one vote per share. On all other matters, the Class B Preferred Stock votes with the common stockholders as one combined class, with the holders of the Class B Preferred Stock having ten (10) votes per share of such stock owned.. The corporation has agreed that it shall not, without the consent of the majority of the holders of Class B Preferred Stock: 1) take any action which would either alter, change or affect the rights, preferences, privileges or restrictions of the Class B Preferred Stock or increase the number of shares of such series or designate any other series of Preferred Stock; 2) make fundamental changes to the business of the corporation; 3) make any changes to the terms of the Class B Preferred Stock or to the corporation’s articles of incorporation or By-Laws, including by designation of any stock; 4) create any new class of shares having preferences over or being on a parity with the Class B Preferred Stock as to dividends or assets, subject to certain exceptions; 5) accrue any indebtedness in excess of $30,000,000; 6) repurchase any of the corporation’s common stock; 7) sell, convey or otherwise dispose of, or create or incur any mortgage, lien, charge or encumbrance on or security interest in or pledge of, or sell or lease back, all or substantially all of the property or business of the corporation or more than 50% of the stock of the corporation; 8) make any sale of additional Class B Preferred Stock. Finally, the holders of Class B Preferred Stock and common stock voting together on combined class shall be entitled to elect the directors comprising the Board of Directors (and to fill any vacancies with respect thereto). Waivers of these covenants have been routinely granted, inasmuch as Robert V. McLemore, the late President of the corporation, and Gregory J. Wessling, the Chairman and CEO of the corporation, together own 7,000,000 shares of the Class B Preferred Stock, representing 87.5% of the outstanding shares.

Securities and Exchange Commission
July 27, 2007

1.
Class C Voting Convertible Preferred Stock, $.001 par value - Each share of the 700,000 issued and outstanding shares of Class C Voting Preferred Stock (the “Class C Preferred Stock”) is convertible, at the option of the holder, at any time after three years from the date of issuance thereof, into ten (10) shares of fully paid and non-assessable shares of common stock. The holders are not entitled to receive any dividend on the shares of Class C Preferred Stock. The holders are entitled to a liquidation preference in the amount of $1.00 per share of Class C Preferred Stock. The holders of Class C Preferred Stock are entitled to a class vote on any merger, sale of assets, combination or reorganization involving the corporation, or other fundamental corporation transaction involving the corporation, with the holders of Class C Preferred Stock having one vote per share. On all other matters, the Class C Preferred Stock votes with the common stockholders as one combined class, with the holders of the Class C Preferred Stock having ten (10) votes per share of such stock owned.. The corporation has agreed that it shall not, without the consent of the majority of the holders of Class C Preferred Stock: 1) take any action which would either alter, change or affect the rights, preferences, privileges or restrictions of the Class B Preferred Stock or increase the number of shares of such series or designate any other series of Preferred Stock; 2) make fundamental changes to the business of the corporation; 3) make any changes to the terms of the Class C Preferred Stock or to the corporation’s articles of incorporation or By-Laws, including by designation of any stock; 4) create any new class of shares having preferences over or being on a parity with the Class C Preferred Stock as to dividends or assets, subject to certain exceptions; 5) accrue any indebtedness in excess of $30,000,000; 6) repurchase any of the corporation’s common stock; 7) sell, convey or otherwise dispose of, or create or incur any mortgage, lien, charge or encumbrance on or security interest in or pledge of, or sell or lease back, all or substantially all of the property or business of the corporation or more than 50% of the stock of the corporation; 8) make any payment of dividends or other distributions or any redemption or repurchase of common stock or options or warrants to purchase common stock of the corporation; or 9) make any sale of additional Class C Preferred Stock. Finally, the holders of Class C Preferred Stock and common stock voting together on combined class shall be entitled to elect the directors comprising the Board of Directors (and to fill any vacancies with respect thereto). Waivers of these covenants have been routinely granted, inasmuch as Gregory J. Wessling, Chairman, CEO and President of the corporation owns 500,000 shares of Class C Preferred Stock, representing 71.4% of the issued and outstanding shares of Class C Preferred Stock.

15.  Please revise your disclosures to discuss each revenue stream as disclosed on page 5: revenues from custom homebuilding operations, realty services, disaster relief services, builder-memberships, and HRA.

Response 15: A table will be added to the Management Discussion and Analysis section to reflect the delineation of these revenue streams. In our narrative, the Company did reference the different revenue sources, principally custom home building operations and other income for the year and then for the quarter the Company added realty services and small amounts of builder-memberships, but the table will make this easier to review and understand. See anticipated revision below:

Securities and Exchange Commission
July 27, 2007

A breakdown of Company revenue streams is provided below:

For Period
Ending
HOUSERAISING REVENUE STREAM:	March 31, 2007

Revenues from Custom Homebuilding Operations:	$20,112.00

Revenues from Realty Services:	38,958.00

Revenues from Disaster Relief Services:	0.00

Revenues from Builder-Memberships:	500.00

Revenues from HouseRaisingAcademy:	0.00

Other Revenues:	4,000.00

TOTAL REVENUES	63,570.00

16. In light of your loss from operations of $3,499,358, net loss of $2,999,358, cash used in operations of $2,289,141, and retained deficit of $8,824,694, please enhance your disclosure regarding your liquidity. In this regard, we note your disclosure on page 30 that you expect to use funds from operations. Given your significant cash used in operations in the last two years and three months ended March 31, 2007 we do not understand management’s basis for this statement. Provide a comprehensive discussion of your liquidity given your recurring losses and use of cash in operations and how you have determined that you will continue as a going concern. Ensure you also disclose any known and anticipated trends, demands, commitments, events or uncertainties that are reasonably likely to materially increase or decrease liquidity.

Response 16: See narrative response to this question under the section for 10-KSB. A copy of the liquidity section for the 10-QSB will be updated to reflect this request with appropriate. It should be noted that the work in process as of this filing increased to $8 million. See the anticipated entire revised liquidity section below:

Securities and Exchange Commission
July 27, 2007

Liquidity and Capital Resources

Cash flows used in operations were $523,876 for the three months ended March 31, 2007 versus $637,118 for the same period in 2006. This reflects a net decrease in cash used by operations of $313,242 principally due to the collection of a key-man life insurance policy in the amount of $500,000 and an increase in the value of stock issued for services for the three months which more than offset the increase in net loss for the period and slight increase in expenditures on capitalized software.

Cash flows used in investment activities were $153,489 and $5,961 for the year ended March 31, 2007 and 2006, respectively. This was principally due to investments in property and equipment for the company, including the company’s design center in Charlotte and New Orleans, and an investment a principal subsidiary for start-up expenses.

Cash flows provided by financing activities were $692,175 and $408,150, respectively, for the three months ended March 31, 2007 and 2006. The increase is principally to an increase in borrowings on the line of credit with Wachovia Bank which was reduced by an issuance of common stock associated with an equity-for-debt swap with the company’s final bridge lender for principal and interest in the amount of $212,401 (see Note J of Notes to Consolidated Financial Statements) and a decrease in common stock subscribed but not issued as a result of the issuance or other settlement of such obligations. The company no longer has any debt obligations to outside bridge lenders and has paid off its secured demand note payable to a related party after the end of the first quarter which will be reflected in the second quarter business.

We had cash on hand of $182,512 and a working capital deficit of $4,992,583 as of March 31, 2007, although most of this deficit is from the bank loan with Wachovia which on February 9, 2007 extended an additional line of credit in the amount of $4 million to the Company (as further described under Other Events in this filing) which can be extended and has a no-call provision which is sufficient to fund our operations through the next twelve months.

Going forward we will rely substantially on new revenue from our business development efforts and an $8.1 million the line of credit from Wachovia bank to sustain our business for the next twelve months. The company has approximately $8,000,000 of new home and remodeling construction work in process for 2007, a new real estate brokerage operation that has already generated new income (and is cash flow positive as of the end of the first quarter of 2007) with pending sales transaction of $4,500,000 and listings of $7,000,000 (on which the company would earn a sales commission), a new design/build zone operation in the Gulf Coast with a new 10,000 square foot design center open for business in New Orleans in an area that needs to rebuild approximately 40,000 homes, and a pipeline of prospective new design/build customers in the Carolinas and Gulf Coast which is consistent with implementing our business plan. The company has completed its capitalized software and fully implement which we would expect to be used for generating new design/build sales in the Carolinas and the Gulf Coast. The Company has signed operating agreements with more than ten (10) experienced homebuilders to develop local operations in Charlotte, Wilmington, Albemarle, Calabash, Harrisburg, \Pineville and Hickory, North Carolina; Beaufort and Summerville/Sunset (near Charleston), Charleston, Columbia and Greenville, South Carolina; Abita Springs, Baton Rouge and Kenner, Louisiana which is expected to rapidly increase custom homes sales in these regions and consistent with implementing our business plan. Actual sales will be recorded upon completion of each project while sales and service revenue will be recorded as earned. To date, the company has had investors willing to contribute equity to finance on-going operations. However, such parties are under no legal obligation to provide us with future capital infusions.

The Company expects to use funds from operations and bank funding primarily to expand sales and marketing efforts of its homebuilding operations (new home and renovation sales) in the Carolinas (covering North and South Carolina) and the Gulf Coast region, implementing marketing and sales for its membership and independent builder programs in the southeast and eventually nationally, implementing marketing and sales for its disaster relief services, implementing marketing and sales for its realty brokerage operations and on-going software development to improve its system. The Company may also consider selective acquisition opportunities that may assist in the successful implementation of its business plan (see Part II Item 5 Other Matters for further discussion on this item).

Overall, we have funded our cash needs from inception through March 31, 2007 with a series of debt and equity transactions. The Company’s principal source of working capital in 2007 was a line of credit established with Wachovia Bank, the sales of the company’s Private Placement Memorandum to accredited investors, commitments from vendors to develop HouseRaising’s software system in exchange for shares of stock, and fee revenues and profits from existing new home and renovation sales. In addition, some Management and independent contractors providing services to the company have agreed to accept shares as a means of paying for critical services to implement its business plan. We have not entered into any commitments for significant capital expenditures, except the on-going software development project previously mentioned.

Securities and Exchange Commission
July 27, 2007

Demand for our services will be dependent on, among other things, market acceptance of our services, the real estate market in general, and general economic conditions, which are cyclical in nature, particularly in the markets we serve. Inasmuch as a major portion of our activities is the receipt of revenues from the sales of new home services, our business operations may be adversely affected by our competitors and prolonged recessionary periods. The Company does believe that it’s principle operations are in attractive markets, the Carolinas and Gulf Coast region, and that the custom home building sector is less impacted by overall economic conditions, but there is no guarantee this will remain so going forward. The company has provided a detailed list of risks and cautionary statements at the beginning of this document.

19. Please file an amendment to your Form 10-KSB to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-B. Please also amend your 2007 Form 10-QSB accordingly. In doing so, please refile the Forms 10-KSB and 10-QSB in their entirety, along with the updated certifications.

Response 19: The certifications will be revised as requested and amended returns will be filed. See illustration below of the revised certification for the Chairman/CEO which will also be modified for the other reporting officers:

Securities and Exchange Commission
July 27, 2007

EXHIBIT 31.1

Certification Pursuant to Section 13a-15 of the Securities Exchange Act of 1934 of Gregory J. Wessling (HouseRaising Chairman of the Board and Chief Executive Officer)

I, Gregory J. Wessling, certify that:

1. I have reviewed this report on Form 10-QSB for the quarter ended March 31, 2007 of HouseRaising, Inc. (“registrant”);

2. Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information (all of which do not apply); and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls (all of which do not apply).

Date: July 27, 2007

/s/ Gregory J. Wessling

Gregory J. Wessling
Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

Securities and Exchange Commission
July 27, 2007

Please let us know if you have any further questions. We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ Richard A. von Gnechten

Richard A. von Gnechten
Chief Financial Officer

cc: Harold H. Martin, Esq.

Enclosures